Exhibit 99.1

Media Release

IMV Inc. to Present at Two Investor Conferences in September

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass. – September 01, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced that members of IMV’s executive management team will be presenting at two investor conferences in September. Please find additional details on the conferences below.

• H.C. Wainwright 24th Annual Global Investment Conference, New York City
Format: In-person presentation and one-on-one investor meetings
Speaker: Andrew Hall, Chief Executive Officer at IMV Inc.
Date: September 12, 2022
Time: 2:30 p.m. ET

Please contact your H.C. Wainwright representative for more information.

• Cantor Fitzgerald’s Oncology & HemOnc Conference, New York City
Format: Panel “Building I/O combinations: What are the Novel Ideas?” and one-on-one investor meetings
Speaker: Jeremy Graff, Ph.D., Chief Scientific Officer at IMV Inc.
Date: September 28, 2022
Time: 10:40 a.m. ET

Please contact your Cantor Fitzgerald representative for more information.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE and AVALON studies and the anticipated date data from such studies will be available; the anticipated rate of enrollment in IMV’s studies and clinical trial programs, the anticipated upcoming milestones and clinical trial outcomes with respect to IMV’s product candidates, in particular MVP-S and DPX-SurMAGE, the date to which IMV’s current cash position is expected to sufficiently fund operations; the Company’s ability to advance its development strategy, the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates, as well as, IMV’s ability to maintain its Nasdaq listing beyond the Compliance Period. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com